As filed with the Securities and Exchange Commission on March 1, 2018

1933 Act File No. 333-196096

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 9	☒

NexPoint Capital, Inc.

(Exact Name of Registrant as Specified in the Declaration of Trust)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices)

(844) 485-9167

(Registrant’s Telephone Number, including area code)

Dustin Norris

NexPoint Capital, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name and Address of Agent for Service)

Copies of Communications to:

Eric S. Purple, Esq. Christopher J. Zimmerman, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W. Suite 500 Washington, District of Columbia 20036	Heath D. Linsky, Esq. Lauren B. Prevost, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, Georgia 30326

Approximate Date of Proposed Public Offering: N/A

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to Section 8(c).

DEREGISTRATION OF UNSOLD COMMON STOCK

This Post-Effective Amendment No. 9 relates to the Registration Statement on Form N-2 (File No. 333-196096) of NexPoint Capital, Inc. (as amended, the “Registration Statement”). Pursuant to the Registration Statement, NexPoint Capital, Inc. (the “Company”) registered 150,000,000 shares of common stock, par value $0.001 (“Shares”) to be sold pursuant to a public continuous primary offering. The Company terminated the offering of Shares on February 14, 2018. As of that date, the Company had sold 10,385,264 Shares pursuant to the Registration Statement. In connection with the termination of the public offering of the Shares, the Company hereby deregisters 139,614,736 shares which remain unsold as of the date of this filing.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, in the State of Texas, on this 1st day of March 2018.

NEXPOINT CAPITAL, INC.

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Treasurer, Principal Financial Officer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James Dondero	President	March 1, 2018
James Dondero	(principal executive officer)

/s/ Frank Waterhouse	Treasurer, Principal Financial Officer and	March 1, 2018
Frank Waterhouse	Principal Accounting Officer

*/s/ Dr. Bob Froehlich	Director	March 1, 2018
Dr. Bob Froehlich

*/s/ John Honis	Director	March 1, 2018
John Honis

*/s/ Timothy K. Hui	Director	March 1, 2018
Timothy K. Hui

*/s/ Ethan Powell	Director	March 1, 2018
Ethan Powell

*/s/ Bryan A. Ward	Director	March 1, 2018
Bryan A. Ward

*/s/ Dustin Norris	Director	March 1, 2018
Dustin Norris

By:	/s/ Frank Waterhouse
Name: Frank Waterhouse Title: Attorney-in-fact*

*	Pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(s)	Powers of Attorney